The following is an unofficial English translation of the "Interim Report for the First Half of the 138th Fiscal Year of Sumitomo Corporation." The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

82-34680

INTERIM REPORT FOR THE FIRST HALF OF THE 138th FISCAL YEAR

April 1, 2005, through September 30, 2005

05013004

SUMITOMO CORPORATION

To All Shareholders

To all shareholders, we thank you for your continued confidence and the exceptional support you always give to us.

We have just conducted an interim closing of accounts for the 138th Fiscal Year, and we would like to report on the general condition of the business etc. for the first half (April 1, 2005 through September 30, 2005).

November 2005
Motoyuki Oka
President and CEO

General Condition of the Business

1. Management Review

• Economic environment

During the first half of fiscal year 2005, the global economy continued to expand vigorously, despite the tightening of monetary policy in the United States and the ongoing restraints on investment imposed by the authorities in China. Reflecting the lively expansion of demand, prices on international commodity markets, particularly the price of crude oil, rose to even higher levels, and this slowly started to produce visible effects, such as increasing inflationary pressures and deteriorating international balances of payments.

In Japan, meanwhile, the process of inventory adjustment dragged on at digital-appliance and information-technology companies, and the recovery of industrial production was delayed. But consumer spending became more solid thanks to the improvement in the employment and income situations, and capital investment continued to be strong, supported by high levels of corporate profits, and there were signs that the economy was pulling out of its phase of marking time.

• Medium-term management plan: AG Plan

In April this year, we started to implement our new two-year medium-term management plan, the "AG Plan."[1] Under this plan, we have adopted quantitative targets of (a) a consolidated risk-adjusted return[2] ratio

[1] "AG" is short for "Achievement and Growth." "Achievement" refers to securing the 7.5% consolidated risk-adjusted return ratio, which we have been aiming since the time of the Reform Package. "Growth" refers to our aim for further growth in the period ahead.

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

of 7.5% or over in each year and (b) of consolidated net income of ¥110 billion in fiscal year 2005 and ¥120 billion in fiscal year 2006 for a two-year total of ¥230 billion. In order to achieve these targets and to build a foundation for sustained growth, we have been undertaking various measures in line with a set of basic policies that we are implementing on a globally consolidated basis, namely, to expand our earnings base through dynamic growth strategies, implement human resource strategies matching our growth strategies, and pursue soundness and efficiency in management.

• Growth strategies

During the period under review, we expanded our earnings base based on our advanced business portfolio strategy, by replacing our existing assets and actively increasing our assets through mergers and acquisitions. We established the "AG Plan-Committee for Globalization" and pushed to strengthen our earning power by harmonizing our regional and product strategies. We also worked to develop businesses in fields such as new technologies and the environment. To support these efforts, we have formulated an "AG Plan Growth Support Package."[3] In addition, we have been securing, training, and utilizing human resources on the basis of a long-term perspective.

In terms of regional strategies, we have identified Russia and the other countries of the CIS (Commonwealth of Independent States), and India as regions with growth potential, designating them as our "Focused Frontier." In these regions, we are working to build our business base on a company-wide basis. Domestically, we decided to make our Kyushu-Okinawa Regional Business Unit an incorporated subsidiary from this October so as to develop our business more flexibly and in closer contact with the region.

• Moving to implement the AG Plan

During the period under review, our business units concentrated on diverse activities described below:

(1) Metal Products Business Unit

In the steel service center business, which we have been developing on a global scale, in order to meet various demands, we started preparations for establishing new centers in Dubai (United Arab Emirates) and Da-nang (Vietnam). To expand our automotive parts manufacturing and sales business in Europe, we established, a company for the manufacture and sale of forged products in Poland, together with Kotani Corporation and NTN Corporation. In the field of specialty steel, we acquired North America's largest wholesaler of stainless steel products from the U.S. subsidiary of Kanematsu Corporation as part of our drive to expand our sales of these products in the North American market.

---

[3] The "AG Plan Growth Support Package" is formulated to back up the growth strategies of our business units and regional organizations through establishment of company-wide organizations, such as the "Company-wide Project Promotion & Support Committee," the "M&A Promotion Support Team," and the "New Technologies Committee," and the introduction of various support measures.

(2) Transportation & Construction Systems Business Unit

In the area of domestic automobile-related business, we made Sumisho Auto Leasing Corporation into a wholly owned subsidiary through a share exchange, in order to further expand the business base and improve efficiency. Also, in a first for any *sogo shosha* (integrated trading company) we established, jointly with Nikko antfactory K.K., an investment fund specializing in the auto distribution industry. In the area of overseas railways and transportations, we received an order for manufacturing commuter train rolling stocks from the Taiwan Railway Administration through the rolling stocks manufacturing company we have established together with Nippon Sharyo, Ltd. in Taiwan, which is moving to upgrade its rail infrastructure.

(3) Machinery & Electric Business Unit

We actively invested in expanding our overseas electric power business with moves including acquisitions of stakes in the proprietary firm and operation management firm of the CBK hydropower plant in the Philippines, as well as acquisition of the Birecik hydropower plant in Turkey. We also received an order for construction of a major coal-fired power plant in Malaysia. In the telecommunications field, we moved actively to develop our wireless broadband business in Russia.

(4) Media, Electronics & Network Business Unit

MS Communications Co., Ltd., which sells mobile phones, became one of the largest companies in its industry by expanding its business through acquisition. To achieve greater integrated strength in the IT solutions business, Sumisho Computer Systems Corporation merged Sumisho Electronics Co., Ltd. In the cinema complex[4] business, we actively pursued expansion, acquiring Japan AMC Theatres, Inc. through our subsidiary, United Cinemas Co., Ltd. We also continued to record good performance at Jupiter Telecommunications Co., Ltd., Japan's biggest cable television operator and Jupiter Programming Co., Ltd., Japan's largest multichannel television programming and content provider.

(5) Chemical Business Unit

In the pet-care business field, The Hartz Mountain Corporation in the United States worked to further strengthen its line of products and enhance brand value through its M&A strategy. In the area of greenhouse gas emissions credit business, which we have been actively developing for some time, a project in India was registered with the United Nations and marked a major step toward the start of actual business operations. In new technologies, we pushed ahead with development of catalysts for fuel cells powered by ethanol. In the cutting edge area of sugar chains, Summit Glycoresearch Corporation acquired a basic patent and strengthened its cooperative research arrangement with the University of Tokyo.

[4] A "cinema complex" is a compound facility consisting of multiple movie theaters.

(6) Mineral Resources & Energy Business Unit

We continued to invest actively in upstream mineral resource interests, which we identified as a priority area. Specifically, we participated in copper mining business in Chile with Sumitomo Metal Mining Co., Ltd. We also decided to take part in a new nickel resource project in Africa, consisting from mine development to refining, and detailed studies aimed at implementation of this project are currently underway. In the area of coal and coke, we took moves to further strengthen our relationship with Mitsui Mining Co., Ltd., in which we have invested, and commenced our assistance to enhance its corporate value.

(7) Consumer Goods & Service Business Unit

We continued to record strong performances at our food supermarket chain operator Summit, Inc., and at Sumisho Drugstores, Inc., operator of drugstores, such as Tomod's stores, which have prescription departments. In the food business, we invested in Kansai Super Market Ltd., a leading mid-sized supermarket chain operating in Osaka and neighboring prefectures, with the aim of enlarging the scale of transactions in our mainstay imported agricultural products. In the brand-related business, we sold our shares in Coach Japan, Inc., as part of our active replacement of existing assets. In addition, we acquired exclusive sales rights in Japan for the U.S. high-quality furniture brand "Knoll."

(8) Materials & Real Estate Business Unit

Together with Sumitomo Corporation of America ("SCOA"), we reached an agreement to acquire TBC Corporation, one of the leading marketers of automotive replacement tires in the United States, with it, aiming at extending our tire sales operations to the retail area in addition to the wholesale business that we have been undertaking together with SCOA. In the field of real estate, a group headed by our company submitted the winning plan in the competition for a project to redevelop the area in front of the Senri Chuo train station in Osaka. We also recorded good sales of units in "The Tokyo Towers," a high-rise condominium development that we have been building in the Kachidoki area of Chuo-ku, Tokyo.

(9) Financial & Logistics Business Unit

In the area of finance, making use of our know-how on product, market and management, we made direct investments in companies, such as a leading pre-owned golf equipment shop and an apparel selection shop. In the logistics field, we established a company capable to offer comprehensive logistic services in the bonded area of an industrial park in the Philippines, with receiving an authorization from the Philippine Economic Zone Authority. In addition, we invited a group company of Matsushita Electric Industrial Co., Ltd., which supervises group-wide operations in Vietnam, in our industrial park there.

2. Operating Results and Financial Status

• Consolidated operating results

The consolidated total trading transactions for the six-month period ended September 30, 2005 amounted to 4,921.8 billion yen, representing 2.8% growth from the same period of the previous year.

Gross profit increased by 54.1 billion yen to 325.6 billion yen from the same period of the previous year. The increase was mainly contributed from metal business (Metal Products Business Unit), automobile lease and finance business in Asia (Transportation & Construction Systems Business Unit), coal business in Australia (Mineral Resources & Energy Business Unit), Sumitomo Corporation of America (Overseas Subsidiaries and Branches). Newly consolidated subsidiaries also contributed to the result.

Selling, general and administrative expenses increased from the same period of the previous year, due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries.

Operating income increased by 34.5 billion yen to 86.6 billion yen from the same period of the previous year.

Gain on sale of marketable securities and other investments, net, was 32.8 billion yen including the sale of our stake in Coach Japan, Inc.

Equity in earnings of associated companies, net, increased by 3.6 billion yen to 22.5 billion yen from the same period of the previous year. New IPP (Independent Power Producer) businesses in Asia, Jupiter Programming Co., Ltd. and MS Communications Co., Ltd. contributed to the increase.

As a result, net income for the six-month period ended September 30, 2005 totaled 88.1 billion yen, an increase of 44.6 billion yen or representing 102.5% growth from the same period of the previous year.

• Consolidated financial status

As of September 30, 2005, total assets increased by 259.3 billion yen to 5,792.4 billion yen from March 31, 2005, as a result of strategically expanding business activities and increasing investments.

Shareholders' equity increased by 219.5 billion yen to 1,154.3 billion yen, due to the increases in net income, unrealized holding gains on securities available-for-sale, and additional paid-in capital resulting from issuance of new shares for a share exchange with Sumisho Auto Leasing Corporation to make it a wholly owned subsidiary. As a result, the shareholders' equity ratio improved by 3.0 points to 19.9%.

In the six-month period ended September 30, 2005, net cash provided by operating activities was 35.9 billion yen due to strong business performances, while using cash for the expansion of business activities. Net cash provided by investing activities was 11.0 billion yen, mainly due to value realizations by replacing existing assets. Accordingly, free cash flow was 46.9 billion yen. Net cash used in financing activities was 96.8 billion yen resulting from the decrease in interest-bearing liabilities.

As a result, cash and cash equivalents as of September 30, 2005 decreased by 44.6 billion yen to 409.2

billion yen from March 31, 2005.

· Interim dividend

Our basic dividend policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio of approximately 20% of annual consolidated financial results.

The Board of Directors, meeting on October 28, decided to pay an interim dividend for fiscal year 2005 of 11 yen per share (An interim dividend for fiscal year 2004 was 4 yen per share.), half amount of the planned annual dividend of 22 yen per share (Annual dividend for fiscal year 2004 was 11 yen per share.), based on the dividend payout ratio of approximately 20% and our revised consolidated net income target of 140 billion yen for fiscal year 2005.

3. Future Economic Prospects and Management Challenges

• Economic prospects

Our overall outlook for the global economy is for steady growth to continue, led by the United States and China. However, in addition to the risks of increased negative effects from such factors as the tightening of U.S. monetary policy and the rise in the price of crude oil, concerns remain about the extent of the impact that hurricane damage will have on the U.S. economy in the period ahead.

In Japan, while worries persist about the effects of costly crude, given the completion of the round of inventory adjustment at digital-appliance and information-technology companies, the continuing strength of private-sector demand, and hopes for increased export growth, it seems likely that the domestic economy will pull out of its phase of marking time and resume its upward movement.

• Management challenges

Under the AG Plan, our task is to broaden our business base while securing profitability in excess of shareholders' capital cost. Aiming at a dynamic expansion of our earnings base, we will continue to work at replacing existing businesses and will also further strengthen our core businesses, move into their related fields, and develop new business fields. At the same time, in order to support these growth strategies, we will work at securing, training, and utilizing human resources, pursue even greater efficiency through business process reengineering, advancing risk management, achieving thorough legal compliance, and further strengthen our internal control system extending across the entire Sumitomo Corporation Group. We will also continue our environmental initiatives and philanthropic activities.

Through these measures, as "a global organization that contributes broadly to society," we will conduct business activities in harmony with the society and the environment, and achieve prosperity and realize dreams for our shareholders and all our other stakeholders, so as to further raise our corporate value.

We sincerely request the ongoing understanding and support of all our shareholders.

4.General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation and Subsidiaries

Summary of Consolidated Financial Statements and Trend of Financial Status

	The first half of the 135th year (4/02-9/02)	The first half of the 136th year (4/03-9/03)	The first half of the 137th year (4/04-9/04)	The first half of the 138th year (4/05-9/05)	The 137th year (4/04-3/05)
Gross profit (millions of yen)	237,574	242,404	271,453	325,565	563,130
Net income (millions of yen)	20,707	30,539	43,527	88,131	85,073
Net income per share (yen)	19.46	28.72	38.39	72.40	72.83
Total assets (millions of yen)	4,619,493	4,862,854	5,308,160	5,792,443	5,533,127
Total shareholders' equity (millions of yen)	647,923	698,487	866,058	1,154,343	934,891
Shareholders' equity per share (yen)	608.91	656.83	719.48	927.61	776.61
Shareholders' equity ratio (%)	14.0	14.4	16.3	19.9	16.9
Interest-bearing liabilities (net) (millions of yen)	2,398,953	2,458,945	2,327,338	2,355,275	2,376,014
Debt-equity ratio (net) (times)	3.7	3.5	2.7	2.0	2.5
Total trading transactions (millions of yen)	4,568,536	4,333,556	4,786,384	4,921,804	9,898,598

Notes: 1. Interest-bearing liabilities (net) excludes cash and cash equivalents and time deposits from interest-bearing liabilities.

2. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent.

Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.


Gross profit
(billions of yen)
350
300
250
200
150
100
50
0
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)


Net income
(billions of yen)
90
75
60
45
30
15
0
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)


Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
1,200
1,000
800
600
400
200
0
25
20
15
10
5
0
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
Total shareholders' equity
Shareholders' equity ratio


Interest-bearing liabilities (net) & Debt-equity ratio (net)
(trillions of yen)
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
6
5
4
3
2
1
0
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
Interest-bearing liabilities (net)
Debt-equity ratio (net)

Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
Six-month periods ended September 30, 2005 and 2004
(Unaudited)

Operating segments:
2005:

Segment	Gross profit	Net income	Segment assets (As of September 30)	Total trading transactions
	Millions of Yen			
Metal Products	¥ 30,351	¥ 10,163	¥ 547,468	¥ 685,872
Transportation & Construction Systems	61,911	10,126	951,136	789,255
Machinery & Electric	15,376	3,656	471,981	591,356
Media, Electronics & Network	20,538	8,925	403,037	209,750
Chemical	16,414	3,290	232,408	299,381
Mineral Resources & Energy	22,321	9,684	537,389	724,353
Consumer Goods & Service	50,336	15,615	351,684	391,847
Materials & Real Estate	20,997	5,020	504,936	193,908
Financial & Logistics	9,659	1,881	288,681	68,880
Domestic Regional Business Units and Offices	20,139	2,650	399,702	540,043
Overseas Subsidiaries and Branches	54,005	16,517	736,273	782,554
Segment Total	322,047	87,527	5,424,695	5,277,199
Corporate and Eliminations	3,518	604	367,748	(355,395)
Consolidated	¥ 325,565	¥ 88,131	¥ 5,792,443	¥ 4,921,804

2004:

Segment	Gross profit	Net income	Segment assets (As of March 31)	Total trading transactions
	Millions of Yen			
Metal Products	¥ 24,912	¥ 6,652	¥ 472,640	¥ 510,410
Transportation & Construction Systems	53,305	7,788	871,470	748,657
Machinery & Electric	16,785	3,177	457,367	745,041
Media, Electronics & Network	19,623	5,209	374,977	218,613
Chemical	13,492	2,721	217,234	244,784
Mineral Resources & Energy	16,270	6,174	497,078	833,698
Consumer Goods & Service	49,040	3,223	325,102	403,761
Materials & Real Estate	21,007	(211)	606,132	176,003
Financial & Logistics	8,630	1,381	232,792	65,903
Domestic Regional Business Units and Offices	20,030	2,025	396,207	515,428
Overseas Subsidiaries and Branches	33,943	6,882	625,377	619,824
Segment Total	277,037	45,021	5,076,376	5,082,122
Corporate and Eliminations	(5,584)	(1,494)	456,751	(295,738)
Consolidated	¥ 271,453	¥ 43,527	¥ 5,533,127	¥ 4,786,384

Note:
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
As of September 30, 2005 (Unaudited) and March 31, 2005

	Millions of Yen	
	September 30, 2005	March 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 409,249	¥ 453,891
Time deposits	5,998	10,246
Marketable securities	38,896	23,154
Receivables-trade		
Notes and loans	337,935	307,133
Accounts	1,387,347	1,355,706
Associated companies	85,901	84,884
Allowance for doubtful receivables	(12,166)	(11,005)
Inventories	554,403	503,767
Deferred income taxes	31,290	39,161
Advance payments to suppliers	59,468	56,878
Other current assets	203,100	271,218
Total current assets	3,101,421	3,095,033
Investments and long-term receivables:		
Investments in and advances to associated companies	416,531	394,618
Other investments	641,919	502,658
Long-term receivables	647,308	620,835
Allowance for doubtful receivables	(47,488)	(45,672)
Total investments and long-term receivables	1,658,270	1,472,439
Property and equipment, at cost less accumulated depreciation	763,699	720,392
Prepaid expenses, non-current	94,122	94,838
Deferred income taxes, non-current	15,063	10,149
Other assets	159,868	140,276
Total	¥ 5,792,443	¥ 5,533,127

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

As of September 30, 2005 (Unaudited) and March 31, 2005

	Millions of Yen	
	September 30, 2005	March 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	¥ 439,701	¥ 412,217
Current maturities of long-term debt	421,706	438,534
Payables-trade		
Notes and acceptances	94,287	101,735
Accounts	887,197	878,952
Associated companies	31,112	18,266
Income taxes	40,324	20,226
Accrued expenses	68,821	60,539
Advances from customers	90,985	85,392
Other current liabilities	189,922	182,197
Total current liabilities	2,264,055	2,198,058
Long-term debt, less current maturities	2,139,210	2,213,651
Accrued pension and retirement benefits	10,944	11,782
Deferred income taxes, non-current	142,622	85,708
Minority interests	81,269	89,037
Shareholders' equity:		
Common stock	219,279	219,279
Additional paid-in capital	278,759	238,859
Retained earnings		
Appropriated for legal reserve	17,686	17,686
Unappropriated	520,834	442,630
Accumulated other comprehensive income (loss)		
Net unrealized hoiding gains on securities available-for-sale	181,460	98,651
Foreign currency translation adjustments	(53,314)	(80,141)
Net unrealized losses on derivatives	(5,029)	(1,427)
Treasury stock, at cost	(5,332)	(646)
Total shareholders' equity	1,154,343	934,891
Total	¥ 5,792,443	¥ 5,533,127

Consolidated Statements of Income [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
Six-month periods ended September 30, 2005 and 2004
(Unaudited)

	Millions of yen	
	2005	2004
Revenues:		
Sales of tangible products	¥ 925,199	¥ 735,234
Sales of services and others	236,737	221,040
Total revenues	1,161,936	956,274
Cost:		
Cost of tangible products sold	(778,658)	(635,769)
Cost of services and others	(57,713)	(49,052)
Total cost of revenues	(836,371)	(684,821)
Gross profit	325,565	271,453
Other income (expenses) :		
Selling, general and administrative expenses	(234,607)	(216,335)
Settlements on copper trading litigation	(11)	(988)
Provision for doubtful receivables	(4,396)	(3,077)
Impairment losses on long-lived assets	(1,430)	-
Gain on sale of property and equipment, net	1,936	101
Interest income	8,894	6,946
Interest expense	(16,522)	(10,292)
Dividends	6,161	3,550
Other than temporary impairment losses on securities	(929)	(824)
Gain on sale of marketable securities and other investments, net	32,775	7,272
Gain on issuances of stock by subsidiaries and associated companies	1,534	-
Equity in earnings of associated companies, net	22,510	18,908
Other, net	790	82
Total other income (expenses)	(183,295)	(194,657)
Income before income taxes and minority interests in earnings of subsidiaries	142,270	76,796
Income taxes	(50,197)	(29,733)
Income before minority interests in earnings of subsidiaries	92,073	47,063
Minority interests in earnings of subsidiaries, net	(3,942)	(3,536)
Net income	¥ 88,131	¥ 43,527
Total trading transactions	¥ 4,921,804	¥ 4,786,384

Note:
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Condensed Consolidated Statements of Cash Flows [Prepared on the basis of U.S. GAAP]
Sumitomo Corporation and Subsidiaries
Six-month periods ended September 30, 2005 and 2004
(Unaudited)

	Millions of Yen	
	2005	2004
Operating activities:		
Net income	¥ 88,131	¥ 43,527
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	46,875	36,289
Provision for doubtful receivables	4,396	3,077
Impairment losses on long-lived assets	1,430	—
Gain on sale of property and equipment, net	(1,936)	(101)
Other than temporary impairment losses on securities	929	824
Gain on sale of marketable securities and other investments, net	(32,775)	(7,272)
Gain on issuances of stock by subsidiaries and associated companies	(1,534)	—
Equity in earnings of associated companies, less dividend received	(18,006)	(16,782)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
Increase in receivables	(37,154)	(98,362)
Increase in inventories	(15,603)	(28,100)
Increase (decrease) in payables	(11,296)	48,715
Other, net	12,464	28,971
Net cash provided by operating activities	35,921	10,786
Investing activities:		
Changes in:		
Property and equipment	6,836	(65,426)
Marketable securities and investments	9,281	(50,949)
Loans	(7,263)	73,099
Time deposits	2,097	(865)
Net cash (used in) provided by investing activities	10,951	(44,141)
Financing activities:		
Changes in:		
Short-term debt	27,356	2,649
Long-term debt	(105,852)	6,051
Proceeds from issuance of new shares of common stock, net of stock issue expenses	—	98,625
Cash dividends paid	(8,427)	(4,255)
Other, net	(9,889)	447
Net cash provided by (used in) financing activities	(96,812)	103,517
Effect of exchange rate changes on cash and cash equivalents	3,438	396
Effect of the change in the reporting period of affiliates	1,860	—
Net increase (decrease) in cash and cash equivalents	(44,642)	70,558
Cash and cash equivalents, beginning of period	453,891	415,574
Cash and cash equivalents, end of period	¥ 409,249	¥ 486,132

Basis of Consolidated Financial Statements
Sumitomo Corporation and Subsidiaries

1. Basis of consolidated financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation have been included. The unaudited consolidated financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in Sumitomo Corporation's Annual Report for the year ended March 31, 2005. The consolidated results of operations and other data for the six-month period ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire fiscal year ending March 31, 2006. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted.

2. Amounts in millions of yen are rounded to the nearest million.

Non-consolidated Balance Sheets

Sumitomo Corporation

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: millions of yen)

Assets	As of September 30, 2005	As of March 31, 2005	Liabilities and shareholders' equity	As of September 30, 2005	As of March 31, 2005
Current assets	**2,019,505**	**1,921,988**	**Current liabilities**	**1,250,468**	**1,154,557**
Cash and deposits	255,605	269,366	Notes payable, trade	40,301	48,441
Notes receivable, trade	74,314	77,868	Accounts payable, trade	597,367	545,840
Accounts receivable, trade	888,938	838,092	Short-term loans	297,233	261,280
Marketable securities	36,385	20,161	Commercial paper	45,000	45,000
Merchandise	114,148	120,272	Bonds and notes (Due within one year)	20,000	27,706
Real estate held for development and resale	51,302	53,739	Accrued expenses	20,671	22,774
			Advances from customers	111,017	107,673
Advances to suppliers	95,258	83,438	Deposits received	37,529	38,904
Prepaid expenses	28,727	27,274	Deferred income	2,897	3,325
Short-term loans receivable	364,537	310,918	Other current liabilities	78,451	53,609
Deferred tax assets	14,804	23,798			
Other current assets	97,683	99,357	**Long-term liabilities**	**1,498,774**	**1,562,518**
Allowance for doubtful receivables	(2,200)	(2,300)	Long-term loans	1,178,998	1,262,539
			Bonds and notes	206,000	226,000
Fixed assets	**1,561,257**	**1,508,426**	Deferred Tax Liabilities	84,655	41,725
Tangible fixed assets, at cost less accumulated depreciation	124,136	229,723	Other long-term liabilities	29,120	32,252
Buildings	58,094	103,475	**Total liabilities**	**2,749,243**	**2,717,075**
Other structures	1,069	2,397			
Machinery and equipment	636	1,232	**Common stock**	**219,278**	**219,278**
Vehicles and transportation equipment	424	391			
Furniture and fixtures	1,752	1,984	**Capital surplus**	230,512	215,936
Land	56,750	114,443	Additional paid-in capital	230,412	215,825
Construction in progress	5,407	5,798	Gain on sale of treasury stock	100	111
Intangible fixed assets	38,325	39,096	**Retained earnings**	**194,178**	**171,863**
Software	19,819	20,422			
Other intagible fixed assets	18,505	18,673	Appropriated for legal reserve	17,686	17,686
			Reserve for losses on investment	6,148	6,711
Investments and other assets	1,398,796	1,239,606	Deferred gains on sales of fixed assets	49,450	51,176
Investment securities	658,019	526,313	General reserve	65,022	65,022
Investment securities in subsidiaries	374,460	349,505	Unappropriated retained earnings	55,871	31,265
Other equity interests	70,028	56,639			
Other equity interests in subsidiaries	75,399	68,065	**Net unrealized holding gains on securities and others**	**188,245**	**106,905**
Long-term loans receivable	131,578	149,153			
Long-term trade receivables, over due	48,995	47,326			
Long-term prepaid expenses	63,189	64,687	**Treasury stock**	**(695)**	**(645)**
Other investments and assets	29,969	26,308			
Allowance for doubtful receivables	(52,845)	(48,393)	**Total shareholders' equity**	**831,520**	**713,338**
Total assets	**3,580,763**	**3,430,414**	**Total liabilities and shareholders' equity**	**3,580,763**	**3,430,414**

(millions of yen)

Notes:	(September 30, 2005)	(March 31, 2005)
1. Accumulated depreciation of tangible fixed assets	54,278	68,218
2. Pledged assets	82,964	72,438
3. Guarantees of indebtedness	919,973	814,086
4. Discounted trade notes receivable with banks	37,454	37,621

Non-consolidated Statements of Income

Sumitomo Corporation

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : millions of yen)

	Six-month periods ended September 30	
	2005	2004
Operating income/expense		
Sales	3,027,137	3,213,508
Cost of sales	(2,946,554)	(3,125,217)
Gross trading profit	80,582	88,290
Selling, general and administrative expenses	(77,708)	(81,168)
Operating profit	2,873	7,122
Non-operating income/expense		
Non-operating income	28,398	19,734
Interest income	7,923	6,411
Dividends	14,758	11,984
Other non-operating income	5,716	1,338
Non-operating expense	(8,628)	(9,127)
Interest expense	(7,267)	(5,675)
Other non-operating expense	(1,361)	(3,451)
Ordinary income	22,643	17,729
Extraordinary gain	30,763	13,841
Gain on sale of fixed assets	2,980	748
Gain on sale of investment securities	27,782	13,093
Extraordinary loss	(5,825)	(4,303)
Loss on sale of fixed assets	(168)	(274)
Loss on sale of investment securities	(862)	(893)
Valuation loss on investment securities	(753)	(1,049)
Provision for bad debts reserve of affiliates and others	(4,041)	(2,086)
Net income before income taxes	47,581	27,267
Income taxes	(21,100)	1,200
Income taxes-deferred	4,600	(9,600)
Net income	31,081	18,867
Unappropriated retained earnings after appropriation	24,789	20,959
Unappropriated retained earnings, end of period	55,871	39,826

Note:

Non-consolidated results' amounts in millions of yen are rounded down to the nearest million.

General Condition of the Company (as of September 30, 2005)

- **Date of Incorporation** December 1919
- **Amount of Capital** ¥219,278,931,183

1. Places of Business

• Domestic	Head Office	Tokyo
	Regional Business Units	Three: Kansai, Chubu, Kyushu/Okinawa
	Offices	Three, including an office in a Regional Business Unit
	Branch Offices	Twelve, including eleven branch offices in Regional Business Units
	Sub-Branch Offices	Two, both belong to Regional Business Units

Notes: 1. In addition to the above, there are five principal, branch and sub-branch offices of the Company's domestic incorporated subsidiary.

2. As of October 1, 2005, Sumitomo Corporation Kyushu Co., Ltd. (to operate five principal and branch offices) was newly established as the Company's domestic incorporated subsidiary.

• Overseas	Branch Offices	Three
	Representative Offices	Forty-nine

Note: In addition to the above, there are seventy-two principal, branch or other offices of the Company's overseas locally-incorporated subsidiaries.

2. Status of the Stock

- Number of Issued Shares 1,250,602,867 shares
- Number of Shareholders 47,581 persons

3. Number of Employees

- Number of employees 4,700 persons

Note: In addition to the above, the number of employees hired by the Company overseas is 531.

- Number of employees (Consolidated base) 41,283 persons

4. Number of Consolidated Subsidiaries and Other Associated Companies

- Consolidated Subsidiaries 612
- Associated Companies (equity method) . 243

5. Directors and Corporate Auditors

Name/Title		Name/Title	
Kenji Miyahara	Chairman of the Board of Directors	Motoyuki Oka	President and CEO
Shuji Hirose	Director	Kenzo Okubo	Director
Noriaki Shimazaki	Director	Nobuhide Nakaido	Director
Tadahiko Mizukami	Director	Michio Ogimura	Director
Hisahiko Arai	Director	Yoshi Morimoto	Director
Michihisa Shinagawa	Director	Shingo Yoshii	Director
Nobuo Kitagawa	Director		
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)	Masahiro Ishikawa	Corporate Auditor (Full-Time)
Itsuo Sonobe	Corporate Auditor*	Koji Tajika	Corporate Auditor*
Akio Harada	Corporate Auditor*		

Notes: 1. All Directors represent the Company.
2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by an asterisk (*).

6. Executive Officers

Name/Title		Name/Title	
Motoyuki Oka	President and CEO*	Shuji Hirose	Executive Vice President*
Kenzo Okubo	Executive Vice President*	Noriaki Shimazaki	Executive Vice President*
Nobuhide Nakaido	Executive Vice President*	Tadahiko Mizukami	Senior Managing Executive Officer*
Shizuka Tamura	Senior Managing Executive Officer	Katsuichi Kobayashi	Senior Managing Executive Officer
Susumu Kato	Senior Managing Executive Officer	Michio Ogimura	Senior Managing Executive Officer*
Hisahiko Arai	Managing Executive Officer*	Yoshi Morimoto	Managing Executive Officer*
Makoto Shibahara	Managing Executive Officer	Michihisa Shinagawa	Managing Executive Officer*
Shingo Yoshii	Managing Executive Officer*	Shuichi Mori	Managing Executive Officer
Kazuo Ohmori	Managing Executive Officer	Kentaro Ishimoto	Managing Executive Officer
Shunichi Arai	Managing Executive Officer	Nobuo Kitagawa	Managing Executive Officer*
Yoshihiko Shimazu	Executive Officer	Kenji Kajiwara	Executive Officer
Makoto Sato	Executive Officer	Toyosaku Hamada	Executive Officer
Tsuneo Naito	Executive Officer	Takahiro Moriyama	Executive Officer
Ichiro Miura	Executive Officer	Takashi Kano	Executive Officer
Kuniharu Nakamura	Executive Officer	Shinichi Sasaki	Executive Officer
Takuro Kawahara	Executive Officer	Yoshio Osawa	Executive Officer

Notes: 1. Directors are indicated by an asterisk (*).
2. As of October 1, 2005, Iwao Okamoto newly became a Managing Executive Officer.

* * *

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成８年４月１日～平成９年３月31日	183	1, 567, 176	132	126, 608	132	136, 325
平成15年４月１日～平成16年３月31日	18	1, 567, 194	8	126, 617	8	136, 333

（注）１．平成８年度中の増加は、旧商法341条の２に基づく転換社債の株式転換によるものであります。

２．当事業年度における増加は、新株予約権（ストックオプション）の行使（旧商法に基づく新株引受権の行使）によるものであります。

３．当事業年度末後、新株予約権（ストックオプション）の行使（旧商法に基づく新株引受権の行使）により、発行済株式総数が15, 000株、資本金及び資本準備金がそれぞれ６百万円増加しております。

(4) 【所有者別状況】

平成16年３月31日現在

区分	株式の状況（１単元の株式数1, 000株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数（人）	－	234	46	869	666	6	37, 705	39, 520	－
所有株式数（単元）	－	745, 192	10, 584	187, 893	483, 190	13	133, 526	1, 560, 385	6, 808, 508
所有株式数の割合（%）	－	47. 76	0. 68	12. 04	30. 97	0. 00	8. 55	100	－

（注）１．自己株式974, 464株は、「個人その他」欄に974単元、「単元未満株式の状況」欄に464株を含めて記載しております。

なお、自己株式974, 464株は株主名簿上の株式数であり、株式名義書換失念分1, 000株を除いた実質保有株式数は、973, 464株です。

２．「その他の法人」の欄には、証券保管振替機構名義の名義書換失念株式が、27単元含まれております。